SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

65-228, Hangangro, 3-ga, Yongsan-gu, Seoul 140-716, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

Name of Outside Directors and Non-Standing Director
	Date	Agenda	Simon Kang	Dongwoo Chun	Ingoo Han	Nakamura Yoshihide	William Y. Kim

		1. Q4 Review and Financial Results	—	—	—	—	—

		2. 2010 LCD Market Forecast	—	—	—	—	—

		3. Acquisition of LGIT LCD Business	—	—	—	—	—

		4. Matters of the 25th Annual General Meeting of Shareholders	For	For	For	For	For

1	2010.01.20	5. ’10 Remuneration Limit for Directors & Executive officers of EVP	For	For	For	For	For

		6. ’10 Transaction Limits with the Largest Shareholder and its Affiliates	—	For	For	For	For

		7. Internal Control over Financial Reporting	—	—	—	—	—

		8. Audit Committee Evaluation Report	—	—	—	—	—

		9. Board Self Evaluation	—	—	—	—	—

Name of Outside Directors and Non-Standing Director
	Date	Agenda	Do Hyun Jung	Dongwoo Chun	Tae Sik Ahn	Nakamura Yoshihide	William Y. Kim

		1. Election of the Chairman of the Board	For	For	For	For	For

		2. Appointment of the Representative Director	For	For	For	For	For

		3. Composition of the Audit Committee	For	For	For	For	For

2	2010.03.12	4. P8E+ Investment	For	For	For	For	For

		5. Acquisition of LGIT LCD Business	—	For	For	For	For

		6. ’09 EOIP and ’10 Target Approval for Short Term Incentive	For	For	For	For	For

		1. Q1 Financial Results and Q2 Outlook	—	—	—	—	—

		2. Market Trend and Customer Strategy of Business Units	—	—	—	—	—

		3. P9 Building Investment	For	For	For	For	For

3	2010.04.21	4. Increasing Remuneration of Outside Directors and Executive Officers	—	For	For	For	For

		5. Amendments to the Board Charter	For	For	For	For	For

		6. Amendments to the Committee Charters	For	For	For	For	For

		7. Composition of the Committees	For	For	For	For	For

		1. Q2 Review and Q3 Outlook	—	—	—	—	—

		2. LGD Mid to Long Term Strategy	—	—	—	—	—

		3. AP2 Extension Investment	For	For	For	For	For

4	2010.07.21	4. JV with iRiver in China	For	For	For	For	For

		5. JV with Compal in China	For	For	For	For	For

		6. Establishment of Subsidiary	For	For	For	For	For

		7. Large Scale Intra-group Transaction	For	For	For	For	For

		1. Q3 Review and Q4 Outlook	—	—	—	—	—

		2. Establishment of Subsidiary	For	For	For	For	For

5	2010.10.20	3. Gumi LGE TV Factory Acquisition	—	For	For	For	For

		4. Gumi LGE Learning Center Acquisition	—	For	For	For	For

		5. Relocation of Principal Place of Business	For	For	For	For	For

		1. Review of 2010 Results and 2011 Plans	—	For	For	For	For

		2. Funding Plan	—	For	For	For	For

6	2010.12.16	3. Appointment and Dismissal of Executive Officers	—	For	For	For	For

		4. Establishment of a Subsidiary	—	For	For	For	For

		5. Trademark License Agreement and Large Scale Intra-group Transaction	—	For	For	For	For

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

	Member	Activities
		Date	Agenda	Remarks

			1. Q4 ’09 Financial Statements	Approved

			2. IFRS Adoption Approval	Approved

			3. Internal Control over Financial Reporting	Report

			4. Approval of Audit and Non-Audit Services	Approved

		2010.01.19	5. Results of the Intergrated Audit	Report

			6. Examination of agenda and reports for AGM	Report

			7. Internal Audit Report	Report

			8. Compliance Report	Report

			9. Self-Assessment & Charter Review	Report

		2010.03.12	1. Election of the Audit Committee Chairman	Approved

Committee	Mr. Tae Sik Ahn		1. Q1 ‘10 Financial Statements	Approved

	Mr. Nakamura Yoshihide		2. Approval of Audit Services by External Auditor	Approved

	Mr. William Y. Kim		3. Form 20-F MD&A (Management’s Discussion & Analysis) Review	Report

		2010.04.21	4. Progress of Audit of External Auditor	Report

			5.Compliance Program Report	Report

			6. Report on the Proposed Amendment to the Audit Committee Charter	Report

			1. Q2 ’10 Financial Statements	Approved

			2. Approval of Non-Audit Services by External Auditor	Approved

		2010.07.21	3. Progress of Audit External Auditor	Report

			4. Compliance Program Report	Report

			1. Q3 ’10 Financial Statements	Approved

		2010.10.20	2. Progress of Audit of External Auditor	Report

			3. Compliance Program Report	Report

Remuneration Committee	Mr. Do Hyun Jung	2010.01.20	1. ‘10 Remuneration limit for Directors and Executive Officers of EVP	Approved

	Mr. Dongwoo Chun	2010.04.21	1. Election of Committee’s Chairman	Approves

	Mr. Tae Sik Ahn

Outside Director	Mr. Do Hyun Jung	2010.04.21	1. Election of Committee’s Chairman	Approves

Nomination and Corporate	Mr. Dongwoo Chun

Governance Committee	Mr. William Y. Kim	2010.10.20	1. Candidates Review for New Outside Directors	Report

3.	Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director	1	8,500	—	—	—
Outside Director	4		235	59

*	Remuneration limit for the total 7 directors, including standing directors.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2009 Total Assets.

				(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*

Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	5,183	27.44%

Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	3,837	20.17%

Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	2,345	12.32%

Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	3,113	16.36%

Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	3,308	17.39%

Sales, etc.	LG Display Singapore Pte. Ltd.(Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	1,586	8.34%

Sales, etc.	LG Display Shenzhen Co., Ltd.(Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	1,508	7.93%

Sales/Purchase	LG Display Guangzhou Co., Ltd.(Subsidiary	Jan. 1, 2010 ~ Dec. 31, 2010	2,506	13.17%

Sales/Purchase	Suzhou Raken Technology Co., Ltd. (Subsidiary)	Jan. 1, 2010 ~ Dec. 31, 2010	1,191	6.26%

Sales, etc.	LG Electronics Inc. (Affiliate)	Jan. 1, 2010 ~ Dec. 31, 2010	1,295	6.81%

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2010 ~ Dec. 31, 2010	1,911	10.04%

*	5 % of total asset at the end of 2009
**	The above transaction amount is to be reported in the audit report of FY 2010 and subject to change.

III. Reference Relating to the Business

1. Overview

A.	Industry

(1)	Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays, and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition among the players in the industry, and the industry’s production capacity, including ours, is continually increasing.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as those used in mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2)	Cyclicality of LCD industry

•

The TFT-LCD business is highly cyclical. In spite of the increased demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in production capacity, the average selling prices of display panels may decline. Conversely, demand surges and inability of supply to meet such demand may lead to price increases.

(3)	Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

B.	Company

(1)	Company overview

•

As a leading technology innovator in the display industry, we continue to focus on developing new technologies and products, including in the categories of 3D, touch screens and next generation displays. With respect to 3D technology, we reduced the degree of “crosstalk,” or the degree of 3D image overlapping, to less than 1% (which is less than what the human eye can perceive). Our 3D technology was internationally recognized when our 47-inch full HD 3D television utilizing polarized glasses was awarded the 2010 Display of the Year Gold Award by the Society for Information Display. In addition, we have shown that we are technologically a step ahead of the competition by developing products such as 21.5-inch full HD glossy touch screen monitors, 13.3-inch on-cell touch screen LCDs, 3-inch OLEDs, 10.1-inch flexible LCDs and 2.6mm thin televisions. By the end of 2010, we are also expecting to commence mass-production of 19-inch flexible e-papers and 9.7-inch color e-papers.

•

Moreover, we entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In 2009 and 2010, we entered into separate long-term supply agreements with Apple Inc. to supply display panels for five years.

(2)	Market shares

•	* Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2010	2009	2008
Panels for Notebook Computers**	33.2%	30.7%	30.4%
Panels for Monitors	26.5%	24.7%	17.9%
Panels for Televisions	23.5%	23.9%	19.4%
Total	25.5%	25.2%	20.9%

*	Source: Q4 2010 Large Area Shipment Report published by DisplaySearch & Based on TFT-LCD panels that are 9 inches or larger.
**	Includes panels for netbooks.

(3)	New business etc.

•

In order to increase our production capacity to meet the rising market demand for TFT-LCD products, we expanded P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing P8E, which commenced mass production in May 2010. In addition, in order to meet the rising market demand, we decided in March 2010 to further expand P8 by investing in P8E+. In April 2010, we also decided to invest in a new production facility.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and maintaining our leadership position in the LED backlight LCD market.

•	We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products.

2. Reference Relating to AGM

A.	Matters Relating to the Annual General Meeting

(1)	Date and Time: 10:00 A.M., March 11, 2011 (Friday)

(2)	Venue: Guest House, Paju Display Cluster 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B.	Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. Appointment of External Auditor

b. ’ 10 Business Report

(2) For approval:	a. Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2009 (Cash dividend per share: KRW 500)

b. Amendment to the Articles of Incorporation

c. Appointment of Directors

d. Appointment of Audit Committee Member

e. Remuneration Limit for Directors in 2010

C.	Details of Agenda for Approval

Agenda 1:	Separate Statements of Financial Position, Separate Income Statements & Separate Statements of Appropriations of Retained Earnings of Fiscal Year 2010

•	KRW 500 is proposed as cash dividend per share.

(1)	Business Performance in FY 2010

•

Despite of the challenging market environment in 2010, LGD was able to achieve the number one Market share in the LCD industry for both unit and area bases. We were able to accomplish this through further strengthening our customer base with their recognition on our differentiated product quality and advanced technology. LGD marked the record high unconsolidated annual revenue of KRW 25,004 billion in 2010. We recorded operating income of KRW 1,024 billion and net income of KRW 1,003 billion in 2010.

(2)	Financial Statements

a. Separate Statements of Financial Position

(Based on K-IFRS)	(KRW Million)
Description	FY 2010	FY 2009
1. Current assets	8,499,873	7,973,355
2. Non-current assets	14,658,125	11,283,512
1) Investments	1,279,831	1,075,229
2) Other non-current financial assets	64,020	128,432
3) Deferred tax assets	979,323	846,573
4) Tangible assets	11,688,061	8,730,263
5) Intangible assets	483,260	340,885
6) Other non-current assets	163,630	162,130
Total Assets	23,157,998	19,256,867
1. Current liabilities	8,453,869	6,120,663
2. Non-current liabilities	3,833,454	3,102,006
Total Liabilities	12,287,323	9,222,669
1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,251,113	2,251,113
3. Reserves	(7,795)	(17,366)
4. Retained earnings	6,838,278	6,011,372
Total Shareholders’ Equity	10,870,675	10,034,198
Total liabilities and shareholders’ equity	23,157,998	19,256,867

b. Separate Income Statements

(Based on K-IFRS)	(KRW Million)
Description	FY 2010	FY 2009
Revenues	25,004,257	20,119,342
Cost of goods sold	(22,011,362)	(17,953,935)
Gross profit	2,992,895	2,165,407
Other operating income	967,229	1,186,700
Sales expenses	(484,714)	(393,771)
Administrative expenses	(434,825)	(279,464)
R&D expenses	(670,912)	(407,857)
Other operating expenses	(1,345,279)	(1,294,152)
Income from operations	1,024,394	976,863
Finance income	242,917	338,530
Finance costs	(200,672)	(318,555)
Other non-operating loss, net	(14,634)	(6,295)
Profit before income tax	1,052,005	990,543
Income tax expense (benefit)	49,357	(98,271)
Profit for the period	1,002,648	1,088,814

c. Separate Statements of Appropriations of Retained Earnings

(Based on K-IFRS)	(KRW Million)
Description	FY 2010	FY 2009
1. Retained earnings before appropriations	6,658,564	5,852,715
a. Unappropriated retained earnings carried over from prior years	5,655,916	4,763,901
b. Net income	1,002,648	1,088,814
2. Appropriations of retained earnings	196,799	196,799
- Legal reserve	17,891	17,891
- Dividend*	178,908	178,908
3. Unappropriated retained earnings to be carried forward to subsequent year	6,461,765	5,655,916

*	Cash dividend per share : KRW 500

•	Dividend rate : 10% of face value

•	Payout ratio : 17.8% of 2010 net income

•	Dividend yield : 1.3% of the 1 week average closing share price prior to 2 transaction days before the record date

Agenda 2 : Amendment to the Articles of Incorporation

Article	Current Provision	Proposed Provision	Purpose of Amendment of the Articles of Incorporation

Article 15-2

(Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds) does not exceed one (1) trillion Won.

(Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds and bonds with warrants) does not exceed two trillion and five hundred billion Won (2.5 trillion Won).

In order to obtain financing flexibility, we have increased the total bond issuable limit by 500 billion won (which may be applied to convertible bonds and/or bonds with warrants) to 2.5 trillion won from the current issuable bond limit of 2.0 trillion won (1.0 trillion won limit for convertible bonds and 1.0 trillion won limit for bonds with warrants).

The issuable bond limit is based on the issued bonds’ face amount regardless of redemption. As a result, the current issuable convertible bond limit of 1.0 trillion won is almost exhausted.

Article 15-3

( Issuance of Bonds with Warrants)

(1) The Company may issue bonds with warrants to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrants (plus any previously issued and outstanding bonds with warrants) does not exceed one (1) trillion Won.

( Issuance of Bonds with Warrants)

(1) The Company may issue bonds with warrants to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrants (plus any previously issued and outstanding convertible bonds and bonds with warrants) does not exceed two trillion and five hundred billion Won (2.5 trillion Won).

ADDENDA		ADDENDA (as of March 11, 2011) These Articles of Incorporation shall be effective from March 11, 2011.	-

Agenda 3: Appointment of Directors

a) Yu Sig Kang

•	Date of Birth : November 3, 1948

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : Vice Chairman, Representative Director of LG Corporate

•	Major Career : Vice Chairman, Head of LG Corporate Restructuring Office

•	Business Transaction with LG Display during the last 3 years : None

b) James (Hoyoung) Jeong

•	Date of Birth : November 2, 1961

•	Candidate for Outside Director : None

•	Nominator : Board of Directors

•	Current Job : CFO of LG Diplay

•	Major Career : CFO of LG Electronics

•	Business Transaction with LG Display during the last 3 years : None

c) William Y. Kim

•	Date of Birth : June 6, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Outside Director of LG Display

•	Major Career : Partner of Ropes & Gray LLP

•	Business Transaction with LG Display during the last 3 years : None

d) Jin Jang

•	Date of Birth : November 28, 1954

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Chair Professor in Kyung Hee University, Department of Information Display

•	Major Career : Vice President of The Korean Information Display Society

•	Business Transaction with LG Display during the last 3 years : None

e) Sunny Yi

•	Date of Birth : March 25, 1962

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Representative, Bain & Company Korea

•	Major Career : Seoul regional Director of AT Kearney

•	Business Transaction with LG Display during the last 3 years : None

Agenda 4: Appointment of Audit Committee Member

a) William Y. Kim

•	Date of Birth : June 6, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Outside Director of LG Display

•	Major Career : Partner of Ropes & Gray LLP

•	Business Transaction with LG Display during the last 3 years : None

b) Sunny Yi

•	Date of Birth : March 25, 1962

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Current Job : Representative, Bain & Company Korea

•	Major Career : Seoul regional Director of AT Kearney

•	Business Transaction with LG Display during the last 3 years : None

Agenda 5: Approval of Remuneration Limit for Directors

Category	FY2010	FY2009
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

☐. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a.	Name of Solicitor: LG Display Co., Ltd. (“LGD”)

b.	Number of LGD Shares Held by Solicitor: None

c.	The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Young Soo Kwon	Director	13,000 (Common stock)	0.0%
Total	—	135,638,000 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Anthony Moon	Heeyeon Kim
Number of Shares Held by Agents as of 2010 End.	—	—
Relationship with LGD	Vice President of LGD	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 50,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Feb. 24, 2011 to Mar. 11, 2011 (Before the 26th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 25, 2011	By: /s/ Anthony Moon
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department